Buenos Aires, April 7, 2026

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder’s Meeting dated as of April 7, 2026.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Head for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on April 7, 2026 (hereinafter the “Shareholders Meeting”), which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.990% of the computable votes resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to execute the minute of the Shareholders Meeting.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.989% of the computable votes resolved: (i) that the Reading of the documents be omitted due to the fact that it is known by all shareholders for it was at their disposal with due time prior to this Shareholders Meeting and within the regulatory timeframe; and (ii) to approve the Consolidated Financial Statement for the fiscal year ended December 31, 2025 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, Independent Auditor’s Report, Statutory Audit Committee Report, Annual Report and Corporate Governance Code Compliance Report, the Informative Summary as required by the Argentine Securities Commission Rules, Auditors report and Supervisory Committee report and the Individual Financial Statement for the fiscal year ended December 31, 2025 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, the Informative Summary as required by the Argentine Securities Commission Rules, authorizing the Board of Directors to make any modifications that the supervisory bodies could require as long as those modifications are not objected by the Supervisory Committee or the signing accountant.

Item 3: The Shareholders Meeting, considering that the fiscal year shows profits of Ps. 495.789 million which, in addition to the currency exchange differences, the retained earnings amounted to a gain of Ps. 511.531 million as of December 31, 2025, by a majority equivalent to 99.989% of the computable votes resolved to allocate Ps. 511.531 million to set up a voluntary reserve.

Item 4: The Shareholders Meeting, by a majority equivalent to (A) 99.9869% of the computable votes resolved to approve the performance of the Board of Directors and (B) by a majority equivalent to 99.9873% resolved to approve the performance the members of the Supervisory Committee both for the fiscal year ended December 31, 2025.

Item 5: The Shareholders Meeting, by a majority equivalent to (A) 99.299% of the computable votes resolved to approve the fees payable to the Board of Directors in the amount of Ps. 23,903,619,060.12 for the fiscal year ended December 31, 2025; (B) by a majority equivalent to 99.320%, approve the fees payable to the members of the Supervisory Committee in the amount of Ps. 94,472,856 for the fiscal year ended December 31, 2025; and (C) by a majority of 98.947% resolved to authorize an advance payment of fees to the Directors and the Supervisory Committee until the date of the Shareholders’ Meeting that shall consider the financial statements as of December 31, 2026.

Item 6: The Shareholders Meeting, by a majority equivalent to 99.320% of the computable votes resolved to approve the fees payable to the certifying accountant for works performed in the fiscal year ended December 31, 2025 for Ps. 1,560,058,558, including fees for the SOX 404 certification required by the U.S. Securities and Exchange Commission.

Item 7: The Shareholders Meeting, by a majority equivalent to: (i) (A) 99.698% of the computable votes resolved to re-elect Gustavo Mariani as regular director; (B) 99.696% of the computable votes resolved to re-elect Ricardo Alejandro Torres as regular director; (C) 99.698% of the computable votes resolved to re-elect María Agustina Montes and Horacio Jorge Tomás Turri as alternate directors, maintaining their non-independent status; and (ii) 99.698% of the computable votes resolved to appoint Nicolás Aguzin as an independent regular director, replacing Silvana Wasersztrom. These appointments will each be for three terms, ending on 31 December 2028.

Item 8: The Shareholders Meeting, by a majority equivalent to 99.924% of the computable votes resolved to appoint Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, appointing Mr. Juan Manuel Gallego Tinto as certifying accountant, and Mr. Marcelo de Nicola as alternate certifying accountant for the fiscal year ended December 31, 2026.

Item 9: The Shareholders Meeting, by a majority equivalent to 99.984% of the computable votes resolved to postpone the resolution regarding the approval of fees payable to the independent auditor for the fiscal year ending December 31, 2026, until the next annual Shareholders’ Meeting.

Item 10: The Shareholders Meeting, by a majority equivalent to 99.989% of the computable votes resolved to approve that the Audit Committee’s budget for the fiscal year 2026 amount to Ps. 27,300,000.

Item 11: The Shareholders Meeting, by a majority equivalent to 99.981% resolved to (i) extend the term of validity of the currently effective Program for an additional period of five (5) years (or for such longer period as may be permitted by applicable regulations in the future), counted as from the Program Expiration Date, once approval has been obtained from the National Securities Commission (Comisión Nacional de Valores, the “CNV”), or as from the date notified by the CNV; and (ii) delegate to the Board of Directors, for the same period, the broadest powers, without the need for subsequent ratification by the shareholders’ meeting, to: (a) determine all the terms and conditions of the Program (including, without limitation, timing, price, form and conditions of payment, currency, and use of proceeds) and of the different classes and/or series of negotiable obligations to be issued thereunder, including the authority to amend the terms and conditions approved by the shareholders’ meeting to the extent permitted by applicable law; (b) approve, execute, grant and/or enter into any agreement, contract, document, instrument and/or security related to the Program, the renewal or extension of the terms and validity thereof, and/or the issuance of the different classes and/or series of negotiable obligations thereunder, including, without limitation, any prospectus, supplement, underwriting agreement, placement agreement, instrument or placement covenant with an intermediary agent, and to carry out all filings and representations, as well as any applications, proceedings and/or formalities required before regulatory authorities, and to incorporate any amendments that may be required, particularly to comply with the requirements of the CNV, Bolsas y Mercados Argentinos S.A., A3 Mercados S.A., the Securities and Exchange Commission, or any other stock exchanges or securities markets, as may be determined from time to time by the Board of Directors or by the persons authorized by the Board of Directors in connection with the Program and/or the negotiable obligations issued thereunder; and (c) sub-delegate to one or more of its members and/or to one or more persons as it may deem appropriate, all of the powers and authorizations referred to in items (a) and (b) above. It is hereby stated that the powers enumerated herein are merely illustrative and not limited, for the purpose of authorizing the sub-delegates to carry out all acts and proceedings that are directly or indirectly related to the matters considered under this item of the Agenda.

Item 12: The Company's Shareholders' Meeting, by a majority equivalent to 99.980% of computable votes, resolved to approve a capital reduction in the amount of AR$19,920,279, meaning that it will go from AR$1,363,520,380 to AR$1,343,600,101, and the consequent cancellation of 19,920,279 treasury shares held by the Company, equivalent to 1.46% of its share capital.

Item 13: The Shareholders Meeting, by a majority equivalent to 99.760% of the computable votes resolved to grant the relevant authorizations to María Carolina Sigwald, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, Juan Manuel Recio, Camila Mindlin, , Diego Alexi Vaca Diez Eguez, Sabrina Bossi, Luis Agustín León Longombardo, María José Maure Bruno, María Victoria Ritondale, Delfina Peralta Ramon, Martín Ezequiel Gardella, Sofia Lara Pellizzaro Arena, Fabiana Marcela Vidal, Fernando Nicolás Villarruel, Rodolfo María Peralta, Mauricio Penta, Martín García Arango, Fernando Rizzi, and/or Vanesa Russo to register the resolutions adopted by the Shareholders’ Meeting and to carry out such other dealings as may be necessary before the relevant entities.

Sincerely.

María Agustina Montes

Head of Market Relations